Exhibit 99.2

MDJM LTD Reports First Half of 2020 Financial Results

TIANJIN, China, September 15, 2020 /PRNewswire/ -- MDJM LTD (Nasdaq: MDJH) (the “Company” or “MDJH”), an integrated real estate services company in China, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half of 2020 Financial Highlights

	For the Six Months Ended June 30,
($'000, except per share data)	2020	2019	% Change
Revenue	$2,710	$2,235	21.2%
Operating expenses	$2,630	$2,792	-5.8%
Income (loss) from operations	$80	$(557)	114.4%
Operating profit (loss) margin	3.0%	-24.9%	27.9	pp
Net profit (loss) attributable to MDJH ordinary shareholders	$132	$(510)	125.9%
Earnings (loss) per share	$0.01	$-0.04	125.0%
* pp: percentage points

•	Revenue increased by 21.2% to $2.71 million for the first half of 2020, primarily attributable to an increased average commission rate for primary real estate agency services.
•	Operating expenses decreased by 5.8% to $2.63 million for the first half of 2020. The decrease was primarily related to decreased professional fees and operating lease expenses that more than offset the increase in payroll.
•	Operating profit margin was 3.0% for the first half of 2020, compared to the operating loss margin of 24.9% for the same period of last year.
•	Net income attributable to ordinary shareholders was $0.13 million, or earnings per share of $0.01, for the first half of 2020, compared to a net loss attributable to ordinary shareholders of $0.51 million, or a net loss per share of $0.04, for the same period of last year.

Mr. Siping Xu, Chairman and Chief Executive Officer of the Company, commented, “With revenue increasing by 21.2% year-over-year and the return to profitability, our first half of 2020 financial results underscore continued strength in our primary real estate agency services business despite the negative impact of the COVID-19 pandemic. Our geographical expansion plan also continued to make progress with the Chengdu, Suzhou, and Yangzhou markets contributing over 40% of our total revenue in the first half of 2020. Looking ahead, we are cautiously optimistic about the second half of the year as the Chinese economy, particularly its housing market, recovers from the pandemic.”

First Half of 2020 Financial Results

Revenue

For the first half of 2020, revenue increased by $0.48 million, or 21.2%, to $2.71 million from $2.23 million for the same period of last year. The increase of revenue was primarily attributable to an increased average commission rate for primary real estate agency services. Primary real estate agency services and consulting and other services accounted for 98.2% and 1.8% of revenue, respectively, for the first half of 2020, compared to 96.2% and 3.8%, respectively, for the same period of last year. On a geographical basis, revenue from primary real estate agency services in Tianjin, Chengdu, Suzhou, and Yangzhou accounted for 59%, 35%, 4%, and 2% of the primary real estate agency service revenue, respectively, for the first half of 2020, compared to 90%, 0%, 4%, and 6%, respectively, for the same period of last year.

Operating Expenses

	For the Six Months Ended June 30,
($'000)	2020	2019	% Change
Selling expenses	$28	$79	-65.0%
Payroll, payroll taxes and others	2,030	1,841	10.2%
Professional fees	309	526	-41.2%
Operating lease expense	56	123	-54.2%
Depreciation and amortization	11	6	70.7%
Allowance for doubtful accounts, net	28	-	NM
Other general and administrative	168	217	-22.3%
Total operating expenses	$2,630	$2,792	-5.8%

Selling expenses decreased by $0.05 million, or 65.0%, to $0.03 million for the first half of 2020 from $0.08 million for the same period of last year. The decrease in selling expenses was attributable to decreased marketing planning fees during the pandemic.

Payroll, payroll taxes and others increased by $0.19 million, or 10.2%, to $2.03 million for the first half of 2020 from $1.84 million for the same period of last year. Our employee compensation was in connection with the sales performance. Sales related compensation, such as bonuses and commission, increased due to the increase in the amount of sales in the first half of 2020.

Professional fees were $0.31 million for the first half of 2020, compared to $0.53 for the same period of last year. Professional fees consist of attorney, audit, investor relationship, consulting, and other expenses. The decrease in professional fees was due to the Company incurring certain one-time professional fees associated with its Nasdaq listing and initial public offering in the first half of 2019.

Operating lease expenses decreased by $0.07 million, or 54.2%, to $0.06 million for the first half of 2020 from $0.12 million for the same period of last year. Currently, the Company has one long-term lease, which became effective on January 1, 2019, and will expire on December 31, 2023.

Depreciation and amortization expenses were $10,543 for the first half of 2020, compared to $6,178 for the same period of last year. The increase in depreciation and amortization expenses resulted from new purchases of fixed assets of $66,354 in the second half of 2019.

Allowance for doubtful accounts, net was $0.03 million for the first half of 2020, compared to $nil for the period of last year.

Other general and administrative expenses decreased by $0.05 million, or 22.3%, to $0.17 million for the first half of 2020 from $0.22 million for the same period of last year.

As a result, total operating expenses decreased by $0.16 million, or 5.8%, to $2.63 million for the first half of 2020 from $2.79 million for the same period of last year.

Operating Income (Loss)

Income from operations was $0.08 million for the first half of 2020, compared to a loss from operations of $0.56 million for the same period of last year.

The operating profit margin was 3.0% for the first half of 2020, compared to the operating loss margin of 24.9% for the same period of last year. The improvement in operating margin was a combined result of the increased revenue and decreased operating expenses as above mentioned.

Other Income

Total other income, including government grants, interest income, and other income (expenses), was $55,566 for the first half of 2020, compared to $3,811 for the same period of last year.

Income (Loss) before Income Tax

Income before income tax was $0.14 million for the first half of 2020, compared to a loss before income tax of $0.55 million for the same period of last year.

The Company incurred income tax of $10,429 for the first half of 2020, compared to $13,224 for the same period of last year.

Net Income (Loss)

Net income was $0.13 million for the first half of 2020, compared to a net loss of $0.57 million for the same period of last year. After deduction of noncontrolling interest, net income attributable to ordinary shareholders was $0.13 million, or earnings per share of $0.01, for the first half of 2020, compared to a net loss attributable to ordinary shareholders of $0.51 million, or a net loss per share of $0.04, for the first half of last year.

Financial Conditions

As of June 30, 2020, the Company had cash and cash equivalents of $6.28 million, compared to $6.55 million as of December 31, 2019. Account receivable was $3.11 million as of June 30, 2020, compared to $2.16 million as of December 31, 2019. As of June 30, 2020, the Company had current assets of $9.48 million and current liabilities of $1.21 million, leading to working capital of $8.27 million, compared to current assets, current liabilities, and working capital of $8.84 million, $0.69 million and $8.15 million, respectively, as of December 31, 2019.

Net cash used in operating activities was $0.26 million for the first half of 2020, compared to $0.64 million for the same period of last year. Net cash used in investing activities was $1,722 for the first half of 2020, compared to net cash provided by investing activities of $3,389 for the same period of last year. Net cash provided by financing activities was $nil for the first half of 2020, compare to $0.07 million for the first half of last year.

Recent Developments

Because of the quarantines and travel restrictions mandated by the Chinese government in response to COVID-19, from the end of January to mid-March of 2020, many real estate projects the Company was promoting and selling were suspended, which adversely impacted its business during that period. However, because the Company’s operating income and earnings have historically been lower during the first quarter than other quarters due to the winter and the Chinese New Year holiday period, the Company believes this seasonality partially mitigated the adverse impact on its full-year operating results. Starting from the end of March 2020, these real estate projects began to reopen. Although the Company believes its operations have resumed to the level before the COVID-19 outbreak starting from April 2020 and even though it currently expects to continue the promotion and sales of real estate projects as it typically did before the COVID-19 outbreak, it is not currently possible to determine the future development of the COVID-19 outbreak and further impact of COVID-19 on the Company’s operations. If a second wave of COVID-19 cases were to occur in the autumn and winter seasons, it could have a material adverse effect on the Company’s business, results of operations, financial condition, and cash flows.

About MDJM LTD

With branch offices in Tianjin, Chengdu, Suzhou, and Yangzhou, China, MDJM provides primary real estate agency services to real estate developer clients, as well as as-needed real estate consulting and independent training services. The Company also provides tourism development services, including real estate marketing and planning services, real estate agency services, and advertisement planning services. For more information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tony Tian, CFA

Weitian Group LLC

Email: ttian@weitianco.com

Phone: +1-732-910-9692

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30,

	2020	2019
Revenue	$2,709,568	$2,234,801

Operating Expenses:
Selling expenses	27,617	78,938
Payroll, payroll taxes and others	2,029,745	1,841,326
Professional fees	309,513	526,445
Operating leases expenses	56,070	122,545
Depreciation and amortization	10,543	6,178
Allowance for doubtful accounts, net	27,810	-
Other general and administrative	168,304	216,612
Total Operating Expenses	2,629,602	2,792,044

Income (loss) from Operations	79,966	(557,243)

Other income (Expense):
Gain on sale of asset	-	1,735
Gain on foreign currency transactions	7,634	-
Interest income	42,998	2,076
Other income (expense)	4,934	-
Total other income	55,566	3,811

Income (loss) before income tax	135,532	(553,432)
Income tax	(10,429)	(13,224)
Net income (loss)	125,103	(566,656)
Net loss attributable to noncontrolling interest	(6,899)	(57,109)
Net income (loss) attributable to MDJM Ltd ordinary shareholders	$132,002	$(509,547)

Net income (loss) per ordinary share attributable to MDJM Ltd ordinary shareholders	$0.01	$(0.04)

Weighted-average shares outstanding, basic and diluted	11,640,820	11,640,499

Comprehensive income (loss):
Net Income (loss)	$125,103	$(566,656)
Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(54,091)	2,893
Total other comprehensive income (loss)	71,012	(563,763)
Comprehensive loss attributable to non-controlling interest	(1,836)	(1,496)
Comprehensive income (loss) attributable to MDJM Ltd ordinary shareholders	$72,848	$(562,267)

MDJM LTD and Subsidiaries

Condensed Consolidated Balance Sheets

	June 30, 2020	December 31, 2019
	(Unaudited)
Assets

Current Assets
Cash and cash equivalents	$6,276,790	$6,552,677
Accounts receivable, net of allowance for doubtful accounts $38,260 and $10,774, respectively	3,106,125	2,155,158
Other receivables	64,218	69,977
Prepaid expenses	28,119	60,020
Total Current Assets	9,475,252	8,837,832

Property and equipment, net	60,317	70,154

Other Assets
Deferred tax assets	29,321	33,440
Operating lease assets, net	341,225	391,871
Other receivable - long term	76,843	99,532
Total Other Assets	447,389	524,843

Total Assets	$9,982,958	$9,432,829

Liabilities and Equity

Current Liabilities:
Accounts payable and accrued liabilities	$921,476	$460,690
VAT and other taxes payable	122,414	107,662
Deferred income	27,902	26,429
Operating lease liabilities, current	136,992	91,737
Total Current Liabilities	1,208,784	686,518

Long-term operating lease liabilities	204,233	247,382

Total Liabilities	1,413,017	933,900

Equity:
Ordinary shares: 50,000,000 shares authorized, par value: $0.001 per share, 11,640,820 and 11,640,820 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	11,641	11,641
Additional paid in capital	6,734,681	6,734,681
Statutory reserve	262,954	262,954
Retained earnings	2,080,806	1,948,804
Accumulated other comprehensive loss	(332,600)	(280,345)
Total MDJM Ltd shareholders’ equity	8,757,482	8,677,735
Noncontrolling interest	(187,541)	(178,806)
Total Liabilities and Equity	$9,982,958	$9,432,829

MDJM LTD and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Six Months Ended June 30,

	2020	2019
Cash Flows from Operating Activities:
Net Income (loss)	$125,103	$(566,656)

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	10,543	6,178
Changes in allowance for doubtful accounts	27,810	(50,630)
Gain on foreign currency transactions	(7,634)	-
Gain on sale of asset	-	(1,735)
Non cash operating lease expense	44,945	522
Decrease in deferred tax assets	3,632	19,710
Changes in operating assets and liabilities:
Increase in accounts receivables	(1,017,278)	(71,117)
Decrease (increase) in other receivables	26,021	(34,593)
Decrease in prepaid expense	31,193	29,388
Increase (decrease) in accounts payable and accrued expenses	470,507	(7,376)
Increase in VAT and other tax payable	16,488	21,439
Increase in operating lease liabilities	7,306	-
Increase in deferred income	1,886	12,520
Net Cash Used in Operating Activities	(259,478)	(642,350)

Cash Flows from Investing Activities:
Purchase of office equipment and software	(1,722)	-
Proceeds from sale of asset	-	3,389
Net Cash (Used in) Provided by Investing Activities	(1,722)	3,389

Cash Flows from Financing Activities:
Proceeds from the second closing of the initial public offering - January 4, 2019, net of offering costs of $26,399	-	70,406
Net Cash Provided by Financing Activities	-	70,406

Effect of exchange rate changes on cash and cash equivalents	(14,687)	(56,066)

Net decrease in cash and cash equivalents	(275,887)	(624,621)
Cash and cash equivalents - beginning of the period	6,552,677	6,692,557
Cash and cash equivalents - end of the period	$6,276,790	$6,067,936